NO ACT

PE
1-11-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561





10010426

Received SEC
JAN 12 2010
Washington, DC 20549

January 12, 2010

John A. Berry
Divisional Vice President and
Associate General Counsel
Abbott Laboratories
Securities and Benefits
Dept. 32L. Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-12-2010

Re: Abbott Laboratories

Dear Mr. Berry:

This is in regard to your letter dated January 11, 2010 concerning the shareholder proposal submitted by The Humane Society of the United States for inclusion in Abbott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Abbott therefore withdraws its December 22, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: G. Thomas Waite, III
Treasurer, CFO
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L. Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

January 11, 2010

Via Email
Shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by the Humane Society of the United States

Ladies and Gentlemen:

On December 22, 2009, Abbott Laboratories submitted a request for a no-action letter to the Division of Corporation Finance requesting that the Staff concur with our view that, for the reasons stated in the request, the stockholder proposal (the "Proposal") submitted by The Humane Society of the United States (the "Proponent") may properly be omitted from the proxy materials for Abbott's 2010 annual meeting of shareholders.

Abbott received a letter dated January 7, 2010 from G. Thomas Waite, III, Treasurer and CFO of The Humane Society of the United States. The letter informed Abbott that the Proponent was withdrawing the Proposal. A copy of the withdrawal letter is enclosed as Exhibit A.

Based on the withdrawal of the Proposal by the Proponent, Abbott is hereby withdrawing the request for a no-action letter. A copy of this letter is being provided to the Proponent.

If the Staff has any questions or comments with respect to the foregoing, please contact me at 847.938.3591 or Steven L. Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492. The Proponent's CFO and Treasurer, G. Thomas Waite, III, may be reached at 301.258.3018 or via email at twaite@humanesociety.org.

Thank you for your attention to this matter.

Very truly yours,



John A. Berry
Divisional Vice President and
Associate General Counsel

cc: The Humane Society of the United States
c/o G. Thomas Waite, III, Treasurer and CFO
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

Abbott
A Promise for Life

Exhibit A

Withdrawal Notification

THE HUMANE SOCIETY
OF THE UNITED STATES

January 7, 2010

Ms. Laura J. Schumacher
Executive Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
Email: laura.schumacher@abbott.com
Fax: 847-937-9555

Dear Ms. Schumacher:

On behalf of The Humane Society of the United States, I hereby withdraw the shareholder proposal submitted to Abbott Laboratories on November 16, 2009.

Very truly yours,

G. Thomas Waite, III
Treasurer, CFO

cc: John A. Berry
Steven L. Scrogham

Celebrating Animals | Confronting Cruelty

2100 L Street, NW Washington, DC 20037 t 202.452.1100 f 202.778.6132 humanesociety.org

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938 3591
Fax: (847) 938 9492
John.berry@abbott.com

December 22, 2009

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by The Humane Society of the United States

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by The Humane Society of the United States (the "Proponent") from the proxy materials for Abbott's 2010 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2010.

We received a notice on behalf of the Proponent on November 16, 2009, submitting the proposal for consideration at our 2010 annual shareholders' meeting. The proposal (a copy of which, together with the supporting statement, is attached as *Exhibit A*) (the "Proposal") reads as follows:

> RESOLVED that – to improve our bottom line, social responsibility profile, and quality of our research – shareholders encourage The Board of Directors to establish a schedule for phasing out the use of chimpanzees in invasive research. This schedule should be posted on the Company's website.

Pursuant to Rule 14a-8(j), I have enclosed the Proposal and this letter, which sets forth the grounds upon which we deem omission of the Proposal to be proper. I have also enclosed a copy of all relevant correspondence exchanged with the Proponent. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2010 proxy materials.

Abbott
A Promise for Life

We believe that the Proposal may be properly omitted from Abbott's 2010 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal may be properly omitted under Rule 14a-8(i)(12)(ii) because it deals with substantially the same subject matter as the prior proposals that were included in our 2009 and 2005 proxy materials and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" if the proposal received "less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years. . . "

We included a proposal (the "2009 Proposal") in our 2009 proxy materials filed on March 16, 2009 which requested that Abbott:

- Prepare and issue a detailed report to shareholders by November 30, 2009, addressing animal use in all of Abbott's research, development and testing conducted by in-house or contracting laboratories and incorporating: (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law.

- Consider creating a management position committed solely to ensuring Abbott's realization of the 3Rs.

A copy of the 2009 Proposal as it appeared in our 2009 proxy materials is attached hereto as *Exhibit B*. The Proposal and the 2009 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing and they both request a schedule for replacing the use of animals, with the Proposal requesting the establishment of a schedule for phasing out the use of chimpanzees in invasive research and the 2009 Proposal requesting a written plan with a reasonable time frame for replacing the use of animals.

We also included a proposal (the "2005 Proposal") in our 2005 proxy materials filed on March 18, 2005 which requested that Abbott:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.

2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.

3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

A copy of the 2005 Proposal as it appeared in our 2005 proxy materials is attached hereto as *Exhibit C*. The Proposal and the 2005 Proposal are substantially similar for purposes of Rule 14a-8(i)(12) since the substantive concern of both proposals is animal-based testing.

"Substantially the same subject matter," as that phrase is used in Rule 14a-8(i)(12), does not mean that the 2005 Proposal, the 2009 Proposal and the Proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals in order to permit exclusion, the Commission amended the rule in 1983. In *SEC Release No. 34-20091* (August 16, 1983), the Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

While the Staff initially seemed to take a very restrictive view of the current version of Rule 14a-8(i)(12) (see, e.g., *Procter & Gamble Co.* (July 27, 1988), which dealt with live animal testing), more recently the Staff has made it clear that Rule 14a-8(i)(12) does not require that the proposals, or their subject matters, be identical in order for a company to exclude the later-submitted proposal. When considering whether a proposal deals with substantially the same subject matter, the Staff has increasingly focused on the "substantive concerns" raised by the proposal as the essential consideration, rather than the specific language or corporate action proposed to be taken. The Staff has thus concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question shares similar underlying social or policy issues with a prior proposal, even if the subsequent proposal recommended that the company take different actions.

For example, in *Bristol-Myers Squibb Co.* (February 6, 1996), the Staff permitted exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions. Despite the different actions requested and the different subject matters of the prior proposals (charitable contributions) and the proposal at issue (consumer education), the substantive concern of both proposals was abortion-related matters; thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter as the proposals regarding the company's charitable contributions.

More recently, in *Procter & Gamble Co.* (Jul. 31, 2009), the Staff permitted omission of a proposal requesting a report on the feasibility of ending animal testing within five years. While the most recent animal-based testing proposal included in a Procter & Gamble proxy statement was identical to the shareholder proposal under consideration in 2009, one animal welfare proposal included in an earlier proxy statement within the previous five calendar year period had requested a report on the company's compliance with its animal testing policy and another had requested an end to animal testing and the adoption of animal welfare standards. Although each of the three animal-based testing proposals included in prior proxy statements requested different actions, *i.e.*, ending animal testing, reporting on the company's compliance with its animal testing policy, and the adoption of animal welfare standards, the Staff concluded that these proposals dealt with substantially the same subject matter and permitted exclusion of the 2009 proposal.

Similarly, in *Pfizer Inc.* (Feb. 25, 2008), the Staff permitted omission of a proposal requesting a report on actions taken to correct violations of the Animal Welfare Act. Prior proposals included in Pfizer proxy statements had either requested reports discussing the feasibility of amending the company's animal welfare policy or the adoption of a policy statement committing to use *in vitro* tests as replacements for animal-based tests. Notwithstanding the different actions requested, the Staff concluded that the proposal at issue dealt with substantially the same subject matter and allowed the new proposal to be excluded from the company's proxy statement.

In *Wyeth* (Feb. 15, 2008), the Staff allowed the exclusion of a proposal requesting a report describing the rationale and policies relating thereto for increased export of animal experimentation to countries with lower animal welfare standards on the grounds that it dealt with substantially the same subject matter as prior proposals requesting the adoption of an animal welfare policy and a commitment to use certain *in vitro* tests.

Also, in *Barr Pharmaceuticals Inc.* (September 25, 2006), the Staff permitted the omission of a proposal requesting that the company adopt an animal welfare policy that addressed reducing, refining and replacing its use of animals in research and testing and implementing standards of care for animals subject to testing. In a prior proposal, shareholders had requested that the company commit to replacing animal-based tests with non-animal methods. Again, despite the different actions requested and the different subject matters of the prior proposal (replacing animal-based testing) and the proposal at issue (adopting animal welfare policies), the substantive concern of both proposals was reducing the use of animal-based testing and thus the Staff concluded that the proposal at issue dealt with substantially the same subject matter.

See also *Medtronic Inc.* (June 2, 2005) and *Bank of America Corp.* (February 25, 2005) (proposals requesting that the companies list all of their political and charitable contributions on their websites were excludable as they dealt with substantially the same subject matter as a prior proposal requesting that the companies cease making charitable contributions); *Dow Jones & Co., Inc.* (December 17, 2004) (proposal requesting the company publish in its proxy materials information relating to its process of donations to a particular nonprofit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (March 1, 2004) (a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (February 11, 2004) (a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable because it dealt with substantially the same subject matter as a prior proposal requesting the creation and implementation of a policy of price restraint on pharmaceutical products). But see *Wm. Wrigley Jr. Company* (December 13, 2004) dealing with two proposals to add "against" to the proxy card; the Staff's response in this instance may reflect the inclusion in the earlier but not the later proposal of a request to also remove management's discretionary voting authority where signed proxies did not specify a vote.

Further, in *Abbott Laboratories* (February 5, 2007), the Staff allowed us to exclude a proposal submitted for the 2007 proxy materials (the "2007 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2007 Proposal requested a report on the feasibility of replacing the animal-based "ascites" method with *in vitro* non-animal methods and cell culture techniques. The Staff also allowed us, in *Abbott Laboratories* (February 28, 2006), to exclude a similar proposal submitted for the 2006 proxy materials (the "2006 Proposal") pursuant to Rule 14a-8(i)(12)(i). The 2006 Proposal requested a report on the feasibility of amending Abbott's current policies regarding animal welfare to extend to contract laboratories. The Staff concurred that both the 2007 Proposal and the 2006 Proposal involved the same substantive concern – animal testing – as the 2005 Proposal requesting that Abbott commit to using only non-animal testing products. Thus, under the Staff's interpretation of Rule 14a-8(i)(12)(i), the 2007 Proposal, the 2006 Proposal and the 2005 Proposal all dealt with substantially the same subject matter.

The Proposal requests that Abbott develop a schedule to phase out the use of chimpanzees in invasive research, while the 2009 Proposal requested a report on current animal use, including a plan to replace, reduce and refine animal use, and the 2005 Proposal requested that Abbott cease conducting animal-based tests and commit to replacing such tests with non-animal methods. Despite the different actions requested by the proposals, the 2009 Proposal, the 2005 Proposal and the Proposal deal with the same underlying substantive concern and thus substantially the same subject matter for purposes of Rule 14a-8(i)(12) – replacing the methods of animal-based testing conducted by or on behalf of Abbott. Since the 2009 Proposal requested a plan with a reasonable time frame for replacing animal use, the Proposal request for a schedule for phasing out the use of chimpanzees, although directed at a single species, is duplicative of the subject matter in the 2009 Proposal. All three proposals (whether in their respective resolutions, recitals or supporting statements) address animal use or the alleged pain and abuses suffered by animals used in animal-based testing and argue that Abbott should play a role in stopping such animal use, albeit through varying approaches. If anything, the Proposal in question is even more similar to the 2009 Proposal and the 2005 Proposal than the 2006 Proposal was to the 2005 Proposal considered in *Abbott Laboratories* (February 28, 2006). This is because the 2006 Proposal did not contain the express language found in the Proposal, the 2009 Proposal and the 2005 Proposal regarding "replacing" or "phasing out" animal-based testing but instead focused on amending Abbott's animal use policy to ensure superior standards of care for animals used in testing.

As evidenced in *Exhibit D*, the 2009 Proposal received 5.00% of the vote at our 2009 annual meeting of shareholders[1].

Since the 2009 Proposal failed to meet the required 6% threshold at the 2009 annual meeting of shareholders and the other rule requirements are satisfied, the Proposal may be excluded from the 2010 proxy materials pursuant to Rule 14a-8(i)(12)(ii).

II. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2010 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2010 proxy materials, please contact me at 847.938.3591 or Steven Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's CFO and Treasurer, G. Thomas Waite, III, may be reached by facsimile at 301.258.7760.

---

[1] Tabulation is as follows: votes cast for – 50,156,907 and votes cast against – 952,431,023. Pursuant to the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), abstentions and broker nonvotes were not included for purposes of the calculation. See Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,



John A. Berry

Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: The Humane Society of the United States
c/o G. Thomas Waite, III, Treasurer and CFO
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

Exhibit A

Proposal



THE HUMANE SOCIETY
OF THE UNITED STATES

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Laura J. Schumacher	Jennifer Ball
ORGANIZATION: Abbott Laboratories	DATE: 11/16/2009
FAX NUMBER: 847-937-9555	TOTAL NO. OF PAGES INCLUDING COVER: 6
PHONE NUMBER:	RE: Shareholder proposal

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☑ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Ms. Schumacher:

Attached is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. Also attached are the cover letter and stock ownership confirmation from Deutsche Bank. This will also arrive via UPS and email. The original Deutsche Bank stock ownership confirmation will arrive via FedEx.

Please email jball@humanesociety.org or fax 301-258-7760 to acknowledge receipt of this fax.


RECEIVED
NOV 16 2009
LAURA J. SCHUMACHER

JENNIFER M. BALL
PROJECT MANAGER
ANIMAL RESEARCH ISSUES
THE HUMANE SOCIETY OF THE UNITED STATES
2100 L STREET NW WASHINGTON, DC 20037 USA
PH: 00.1.301.258.3042 FX: 00.1.301.258.7760
EMAIL: JBALL@HUMANESOCIETY.ORG

THE HUMANE SOCIETY
OF THE UNITED STATES

November 16, 2009

Ms. Laura J. Schumacher
Executive Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
Email: laura.schumacher@abbott.com
Fax: 847-937-9555

Dear Ms. Schumacher:

Enclosed with this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. A copy of a letter from The Humane Society of the United States' (HSUS) brokerage firm, Deutsche Bank, confirming ownership of 100 shares of Abbott Laboratories common stock is also included and the original will follow shortly. The HSUS has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact me if you need any further information or have any questions. If Abbott Laboratories will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 301-258-3018 or via email at twaite@humanesociety.org.

Thank you for your assistance.

Very truly yours,

G. Thomas Waite, III
Treasurer, CFO

GTW/dim

Enclosures: 2010 Shareholder Resolution
Stock ownership confirmation from Deutsche Bank

RESOLVED that—to improve our bottom line, social responsibility profile, and quality of our research—shareholders encourage The Board of Directors to establish a schedule for phasing out the use of chimpanzees in invasive research. This schedule should be posted on the Company's website.

Supporting Statement:

Abbott Laboratories recently used chimpanzees in an invasive study involving Hepatitis C virus (HCV), as evidenced in a 2007 paper published in *Antimicrobial Agents and Chemotherapy*. Please consider the following reasons chimpanzee research and testing is of concern to Abbott shareholders:

Research and testing on chimpanzees is expensive and wasteful. First, the cost of using and maintaining chimpanzees in laboratories is high, with these costs being passed on to Abbott Laboratories through user fees.

Second, chimpanzee research is not predictive of a successful human drug and is a waste of Abbott's limited resources. With hepatitis, chimpanzees have been found to differ from humans in terms of immunity and disease progression. A review of HCV studies over the past decade, published in the *Journal of Medical Primatology*, shows chimpanzees (unlike humans) typically clear HCV infection on their own and do not develop chronic active hepatitis, cirrhosis or liver cancer. Similar problems occurred with chimpanzee use for HIV research. They have since been deemed a poor model by the scientific community.

In contrast, cellular studies of human immune responses to HCV infection and existing in vitro methods—such as a recently developed human hepatocyte culture described in the July 2008 issue of *PLOS One*—offer ample opportunities for providing effective solutions for human hepatitis.

Research and testing on chimpanzees causes severe animal suffering. Chimpanzees are intelligent and social animals capable of emotions like pleasure, anxiety, pain, empathy and grief. Often, chimpanzees in invasive experiments are held in complete isolation from other chimpanzees and subjected to painful and distressing procedures for months, or years, at a time. These procedures may lead to physical injury and enduring psychological trauma. Published studies have shown chimpanzees formerly used in research suffer from symptoms similar to Post Traumatic Stress Disorder in humans.

The majority of Americans oppose the use of chimpanzees in invasive experiments. A 2001 Zogby poll found that 54 percent of Americans believe it is unacceptable for chimpanzees to "undergo research which causes them to suffer for human benefit."

The United States is the only developed country in the world that uses chimpanzees in invasive research and testing. In fact, some countries such as The United Kingdom, Japan, Holland, Spain, Austria, Australia and New Zealand have enacted prohibitions or severe restrictions on chimpanzee research, without adverse effects on medical research. Even the number of chimpanzees in U.S. laboratories has declined by more than 40% over the last decade, signaling an end to this practice.

Because research and testing on chimpanzees is costly, ineffective and a matter of significant social importance, we urge shareholders to vote FOR this proposal, which would simply show support for the development of a timetable for phasing out our company's use of chimpanzees in research.

Exhibit B

2009 Proposal

Shareholder Proposal on Animal Testing (Item 5 on Proxy Card)

The Physicians Committee for Responsible Medicine, 5100 Wisconsin Avenue, N.W., Suite 400, Washington, D.C. 20016, and 7 other proponents have informed Abbott that they intend to present the following proposal at the meeting. Abbott will provide the proponents' names and addresses to any shareholder who requests that information and, if provided by a proponent to Abbott, the number of Abbott common shares held by that proponent.

Resolved: that shareholders encourage the Board of Abbott Laboratories ("Abbott") to prepare and issue a detailed report to shareholders by November 30, 2009, incorporating (1) an animal use inventory, including, but not limited to designations by species, numbers, and the nature and purpose of each use (e.g., research and development, efficacy, toxicity), and (2) a written plan with a reasonable timeframe for replacing, reducing and refining the use of animals ("3Rs") in all research, development and testing, where not otherwise mandated by law. The report should address animal use in all of the Abbott's research, development and testing conducted by in-house or contracting laboratories. Finally, the Board should consider creating a management position committed solely to ensuring Abbott's realization of the 3Rs.

Proponent's Statement in Support of Shareholder Proposal

Product development or testing on animals carries moral and scientific obligations to adhere to the modern principles of the 3Rs. As a result, replacement of animal testing has increasingly become a matter of significant controversy, debate, and public policy concern. The scientific imperative for this change is furthered not only by the high failure rate of pharmaceuticals, but by recent advances in genomics, systems biology, and computational biology.

Astonishingly, 92% of drugs deemed safe and effective in animals, fail when tested in humans.[(1)] Out of the 8% of FDA-approved drugs, half are later relabeled or withdrawn due to unanticipated, severe adverse effects. A 96% failure rate not only challenges the reliability of animal experiments to predict human safety and efficacy, it creates enormous risks of litigation, adverse publicity, and wasted resources. Drugs with remarkable promise for human health can have delayed market entry, if at all, because misleading animal results may portray safe products as dangerous.

In addressing these shortcomings, Abbott should consider the recent report by the National Academies' esteemed National Research Council ("NRC"). The report stated: "Advances in toxicogenomics, bioinformatics, systems biology, epigenetics, and computational toxicology could transform toxicity testing from a system based on whole-animal testing to one founded primarily on *in vitro* methods."[(2)] These approaches will improve efficiency with cost cutting, increased speed, better, more predictive science based on human rather than animal physiology, and reduced animal use and suffering. Abbott's accelerated adoption of cutting edge human-based technologies potentially enables increased profitability of drug development, a strengthened leadership role in pharmaceutical technology, and advancement of the 3Rs' vision to replace all animal use in research and testing.

With high failure rates and potential human health implications of animal-tested drugs, Abbott should concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this proposal to require Abbott to report an implementation plan for the 3Rs and the replacement of animal-based testing.

Board of Directors' Statement in Opposition to the Shareholder Proposal on Animal Testing (Item 5 on Proxy Card)

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(1) *FDA Teleconference: Steps to Advance the Earliest Phases of Clinical Research in the Development of Innovative Medical Treatments* (von Eschenbach, Andrew C. 2006). Accessed online: http://www.fda.gov/oc/speeches/2006/fdateleconfernce0112.html.

(2) *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007).

The Company's policy is to keep live animal research to a minimum, and where feasible and permitted by law, alternatives to animal testing will be utilized. Abbott adheres to the principles enumerated in the 3Rs relating to replacing, reducing and refining the use of animals in all research, development and testing. The effort to advance the 3Rs is led by the Company's manager of animal welfare and compliance, who is a doctor of veterinary medicine. Abbott also has an Alternative Committee consisting of research Staff and veterinarians who search for alternative methods that we can adopt into our programs. In addition, in 2009, we will initiate a Visiting Scientist Program to focus on research into the 3Rs.

In 2006, Abbott created an Animal Welfare Award program to recognize individuals and/or teams who work to advance animal welfare at Abbott through the adoption of one of the 3Rs. There are three levels of awards that serve to recognize a range of enhancements to the animal welfare program. Abbott also brings in independent animal welfare consultants to present seminars, training and to serve as scientific collaborators to help our animal welfare program stay abreast of best practices in the research area.

Currently, Abbott uses many cell-based (in vitro) alternative methods that replace whole animal (in vivo) testing, whenever possible. When these in vitro methods show a compound to be toxic or less effective than others, that particular compound can often be eliminated from further testing in animals. However, we have an ethical obligation to understand fully the potential health benefits of our products as well as possible negative effects.

Thus, when animal use is legally required or scientifically necessary, Abbott has established programs relating to the treatment of animals that meet the regulations of the United States, the European Union and other countries. These programs are designed to address animal psychological, social and behavioral needs and are based upon the United States Department of Agriculture (USDA) regulations and the principles of the National Research Council's *Guide for the Care and Use of Laboratory Animals*. All animal care protocols meet or exceed applicable regulations and guidelines relevant to the welfare of research animals.

Abbott first sought and received accreditation by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) in 1975. Accreditation by AAALAC International is an entirely voluntary process, and is widely considered the best mechanism for obtaining independent, external expert validation that an organization is meeting high standards of animal care and use. There have been periodic site assessments by AAALAC since the mid-1970s to review Abbott's animal use and care programs. Abbott has met AAALAC's continually evolving best practices for animal care and use and has never failed to obtain accreditation.

Similarly, Abbott is inspected by the USDA at least annually through unannounced site inspections, assessing the condition of laboratory animals, and inspecting the records of the Institutional Animal Care and Use Committees (IACUCs). Abbott provides oversight of its animal welfare and use through IACUCs, laboratory animal veterinarians who are certified by the American College of Laboratory Animal Medicine (ACLAM), and recognized by the American Veterinary Medical Association, and animal welfare officers. Through these efforts, Abbott adheres responsibly to the highest scientific standards, regulatory mandates and ethics regarding animal care and treatment.

Abbott also files an annual report on animal welfare with the USDA, which is available to the general public. Abbott also sets expectations for contract laboratories with which it works in the Abbott Supplier Code of Conduct and has developed a Global Animal Welfare Policy and Corporate Animal Welfare Committee to ensure that suppliers of animal services meet our expectations for animal welfare. These expectations include compliance with all legal and regulatory requirements surrounding the ethical treatment of any and all research animals.

In light of Abbott's significant efforts with respect to animal welfare, adoption of the 3Rs, and existing reporting, the report requested by the proponents represents an unnecessary, duplicative expense that is not in the best interests of Abbott and its shareholders.

The board of directors recommends that you vote AGAINST the proposal.

Exhibit C

2005 Proposal

Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

John M. Carter (owner of 478 Abbott common shares), The Enid K. Dillon Trust (owner of 3,000 Abbott common shares), and Cornelia Cerf (owner of 300 Abbott common shares), through their attorney, Susan L. Hall, 2818 Connecticut Avenue, N.W., Washington, D.C., 20008, have informed Abbott that they intend to present the following proposal at the meeting.

WHEREAS, statistics published by research oversight bodies in North America and Europe document that the vast majority of painful and distressing animal experiments are conducted to satisfy outdated, government-mandated testing requirements[1] and that such testing is on the rise;[2] and

WHEREAS, nearly 60% of animals used in regulatory testing suffer pain ranging from moderate to severe, all the way to pain near, at, or above the pain tolerance threshold,[3] generally without any pain relief; and

WHEREAS, non-animal test methods are generally less expensive,[4] more rapid, and always more humane, than animal-based tests; and

WHEREAS, unlike animal tests, non-animal methods have been scientifically validated and/or accepted as total replacements for the following five toxicity endpoints: skin corrosion (irreversible tissue damage), skin irritation (milder and reversible damage), skin absorption (the rate of chemical penetration), phototoxicity (an inflammatory reaction caused by the interaction of a chemical with sunlight), and pyrogenicity (a fever-like reaction that can occur when certain intravenous drugs interact with the immune system);

NOW THEREFORE BE IT RESOLVED, that the shareholders request that the Board:

1. Commit specifically to using only non-animal methods for assessing skin corrosion, irritation, absorption, phototoxicity and pyrogenicity.
2. Confirm that it is in the Company's best interest to commit to replacing animal-based tests with non-animal methods.
3. Petition the relevant regulatory agencies requiring safety testing for the Company's products to accept as total replacements for animal-based methods, those approved non-animal methods described above, along with any others currently used and accepted by the Organization for Economic Cooperation and Development (OECD) and other developed countries.

Proponent's Statement in Support of Shareholder Proposal

This Resolution is designed to harmonize the interests of sound science with the elimination of animal-based test methods where non-animal methodologies exist. It seeks to encourage the relevant regulatory agencies to join their peers in accepting validated *in vitro* and other non-animal test methods. It will not compromise consumer safety or violate applicable statutes and regulations.

Further, this Resolution commits the Company to end animal testing for five specific endpoints in favor of valid non-animal methods. These include the 3T3 Neutral Red Uptake Phototoxicity Test, human skin equivalent tests for corrosivity, and a human blood-based test for pyrogenicity, all of which have been successfully validated through the European Centre for the Validation of Alternate Methods.[5] Several non-animal methods have also been adopted as Test Guidelines by the OECD[6] (an alliance of 30 member countries including the US, EU, Japan, Canada and Australia). Regulatory agencies in OECD member countries are not at liberty to reject data from non-animal tests for skin corrosion, skin absorption and phototoxicity where such data have been generated in accordance with an OECD Test Guideline.

We urge shareholders to support this Resolution.

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(1) CCAC Animal Use Survey - 2001: http://www.ccac.ca/english/FACTS/Facframeaus2001.htm.
(2) Statistics of Scientific Procedures on Living Animals - Great Britain - 2002. http://www.official-documents.co.uk/document/cm58/5886/5886.htm.
(3) CCAC Animal Use Survey - 2001.
(4) Derelanko MJ and Hollinger MA (Eds.). (2002). *Handbook of Toxicology, Second Ed*, 1414 pp. Washington, DC: CRC Press.
(5) ECVAM website: http://ecvam.jrc.it.
(6) OECD test guidelines: http://www.oecd.org/document/22/0,2340,en_2649_34377_1916054_1_1_1_1,00.html.

Directors' Statement in Opposition to the Shareholder Proposal Concerning *In Vitro* Testing (Item 5 on Proxy Card)

The company uses *in vitro* (non-animal) tests, including those mentioned in the proposal, where the methods have been proven as scientifically valid and approved by regulatory agencies around the world. Abbott's preference is to use *in vitro* tests whenever appropriate, if these tests do not compromise patient safety or the effectiveness of our medicines.

The requirement of this proposal to replace all animal-based tests with *in vitro* tests is unfeasible. There are insufficient *in vitro* tests approved and available to allow Abbott to discover and test new medicines. It has been scientifically proven that many *in vitro* tests do not mimic the true biological state, and therefore, cannot be relied upon to determine safety and efficacy of medicines. To date, *in vitro* tests can comprise but a small component of overall testing that is required by regulatory bodies. Abbott is required by national and international regulatory agencies to use *in vivo* (animal) testing to meet our commitment to provide patients with safe and effective medicines.

Abbott respects the unique role animals have played in advancing medical discovery, without which millions of people would not realize the benefits of the many treatments that improve and save lives. Abbott's animal welfare and treatment policies and practices reflect industry best standards. Our program and facilities meet regulations of the United States, European Union and other countries, including the U.S. Animal Welfare Act and the standards established by the National Research Council's *Guide for the Care and Use of Laboratory Animals*. Abbott's program has been accredited by the Association for Assessment and Accreditation of Laboratory Animal Care International (AAALAC) since 1975. In past site reviews by AAALAC, our company's program has been noted to be exemplary.

The board of directors recommends that you vote AGAINST the proposal.

Exhibit D

Voting Results for the 2009 Annual Meeting

Item 4. Submission of Matters to a Vote of Security Holders

Abbott Laboratories held its Annual Meeting of Shareholders on April 24, 2009. The following is a summary of the matters voted on at that meeting.

(a) The shareholders elected Abbott's entire Board of Directors. The persons elected to Abbott's Board of Directors and the number of shares cast for and the number of shares withheld, with respect to each of these persons, were as follows:

Name	Votes For	Votes Withheld
Robert J. Alpern, M.D.	1,295,322,871	57,980,708
Roxanne S. Austin	1,284,440,924	68,862,655
William M. Daley	1,271,502,186	81,801,393
W. James Farrell	1,270,901,953	82,401,626
H. Laurance Fuller	1,271,975,958	81,327,621
William A. Osborn	1,271,271,737	82,031,842
The Rt. Hon. Lord Owen CH	1,285,484,754	67,818,825
W. Ann Reynolds, Ph.D.	1,278,043,508	75,260,071
Roy S. Roberts	1,284,378,435	68,925,144
Samuel C. Scott III	1,266,388,831	86,914,748
William D. Smithburg	1,265,230,480	88,073,099
Glenn F. Tilton	1,290,502,961	62,800,618
Miles D. White	1,276,098,138	77,205,441

(b) The shareholders approved the Abbott Laboratories 2009 Incentive Stock Program. The number of shares cast in favor of the approval of the Abbott Laboratories 2009 Incentive Stock Program, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
882,933,035	288,322,541	9,681,937	172,366,066

(c) The shareholders approved the Abbott Laboratories 2009 Employee Stock Purchase Plan for Non-U.S. Employees. The number of shares cast in favor of the approval of the Abbott Laboratories 2009 Employee Stock Purchase Plan for Non-U.S. Employees, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
1,089,023,206	84,906,019	7,027,616	172,346,738

(d) The shareholders ratified the appointment of Deloitte & Touche LLP as Abbott's auditors. The number of shares cast in favor of the ratification of Deloitte & Touche LLP, the number against, and the number abstaining were as follows:

For	Against	Abstain
1,344,937,452	4,671,333	3,694,794

(e) The shareholders rejected a shareholder proposal on animal testing. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
50,156,907	952,431,023	178,367,141	172,348,508

(f) The shareholders rejected a shareholder proposal on health care principles. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
57,130,368	932,008,800	191,812,903	172,351,508

(g) The shareholders rejected a shareholder proposal on advisory vote. The number of shares cast in favor of the shareholder proposal, the number against, the number abstaining, and the number of broker non-votes were as follows:

For	Against	Abstain	Broker Non-Vote
484,452,790	645,505,765	50,967,712	172,377,312

Item 6. Exhibits

Incorporated by reference to the Exhibit Index included herewith.

Additional Correspondence Exchanged with the Proponent

2000 Avenue of the Stars, Suite 910-N
Los Angeles, CA 90067

Tel 310-788-6200
Fax 310-788-6222

Toll Free 800-877-2539

November 16, 2009

VIA ELECTRONIC MAIL, FACSIMILE, AND FEDERAL EXPRESS

Ms. Laura J. Schumacher
Executive Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
Email: laura.schumacher@abbott.com
Fax: 847-937-9555

RE: The Humane Society of the United States (A/C # *** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Schumacher:

This letter serves as confirmation to verify that as of the close of business on November 16, 2009, The Humane Society of the United States (HSUS) is the beneficial owner of 100 shares of Abbott Laboratories common stock and that The HSUS has continuously held shares at least $2,000.00 in market value for at least one year prior to and including the date of this letter.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,



Michael Demma
Vice President
Regulatory Analyst


RECEIVED
NOV 17 2009
LAURA J. SCHUMACHER

Deutsche Bank Alex. Brown 

2000 Avenue of the Stars, Suite 910-N
Los Angeles, CA 90067

Tel 310-788-6200
Fax 310-788-6822

Toll Free 800-877-2539

November 16, 2009

VIA ELECTRONIC MAIL, FACSIMILE, AND FEDERAL EXPRESS

Ms. Laura J. Schumacher
Executive Vice President, Secretary and General Counsel
Abbott Laboratories
100 Abbott Park Road
Abbott Park, IL 60064-6400
Email: laura.schumacher@abbott.com
Fax: 847-937-3966

RE: The Humane Society of the United States (A/C *** FISMA & OMB Memorandum M-07-16 ***

Dear Ms. Schumacher:

This letter serves as confirmation to verify that as of the close of business on November 16, 2009, The Humane Society of the United States (HSUS) is the beneficial owner of 108 shares of Abbott Laboratories common stock and that The HSUS has continuously held shares at least $2,000.00 in market value for at least one year prior to and including the date of this letter.

Please contact me at 310-788-6203 if you need any additional information.

Sincerely,

Michael Damma
Vice President
Regulatory Analyst

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-6166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com



November 24, 2009 Via Federal Express

G. Thomas Waite, III
Treasurer, CFO
The Humane Society of the United States
2100 L Street, NW
Washington, DC 20037

Dear Mr. Waite:

This letter acknowledges timely receipt of your shareholder proposal and proof of ownership. Our 2010 Shareholders meeting is currently scheduled to be held on Friday, April 23, 2010.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry


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